Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

NOTE 1

Organization

Citadel Securities LLC (the "Company"), a Delaware limited liability company, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker and dealer, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation. CSHC US LLC ("CSUH"), an affiliate, is the sole member of the Company.

CALC III LP ("CAL3"), an affiliate, is the manager of the Company. Effective March 7, 2017, the Company also entered into a portfolio management agreement with CSUS (Hong Kong) Limited ("CS-HK"), an affiliate, whereby the Company appointed CS-HK to manage a portion of its financial instruments that were traded or arranged in Hong Kong or Asia. CAL3 and CS-HK are collectively referred to as the "Managers". The Company's designated self-regulatory organization is FINRA. The Company is a clearing member of the Depository Trust Company, National Securities Clearing Corporation, and Fixed Income Clearing Corporation, and is a member of the Options Clearing Corporation.

The Company primarily engages in market making and liquidity provision in U.S. options, equities, government securities, and foreign exchange, as well as trade execution.

Citadel LLC, an affiliate, provides certain administrative and investment-related services to the Company. Northern Trust Hedge Fund Services LLC ("NTHFS") is responsible for providing certain administrative services to the Company. The services contract between the Company and NTHFS is effective through May 1, 2021.

NOTE 2

Summary of Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements in accordance with GAAP requires the Managers to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ significantly from those estimates.

Cash
The Company defines cash on the statement of financial condition as cash and funds held in liquid investments with original maturities of 90 days or less. Cash is held at various global financial institutions.

Securities Owned and Securities Sold, Not Yet Purchased
The Company's securities owned and securities sold, not yet purchased are recorded at fair value. Securities transactions are recorded on a trade date basis. Substantially all securities owned are held at various global financial institutions. As of December 31, 2017, securities owned of approximately $24,920,032, have been pledged as collateral to counterparties on contract terms which permit the counterparties to sell or repledge these securities to others.

Derivative Contracts
Derivative financial instruments generally reference notional amounts which are utilized solely as a basis for determining cash flows to be exchanged. Notional amounts provide a measure of the Company's portfolio commitment to such derivative financial instruments. Such notional amounts are not necessarily indicative of economic exposure or potential risk under derivative financial instruments due to the Company's ability to enter into offsetting positions, request collateral from its counterparties and novate or terminate such instruments, as applicable. These derivative financial instruments are referred to as off-balance sheet instruments because neither their notional amounts nor the underlying reference instruments are reported as securities owned or securities sold, not yet purchased on the statement of financial condition. Rather, as derivative financial instruments are cash-settled at contractually specified intervals, the resulting gain or loss is recorded as a derivative asset or derivative liability, respectively, prior to the exchange of related cash flows. Derivative assets and derivative liabilities also include cash and cash collateral transferred to or from such counterparties, and such cash and cash collateral amounts may exceed the amount of net derivative exposure with the respective counterparties. Options and warrants are included in securities owned or securities sold, not yet purchased, as applicable, on the statement of financial condition. Futures, forwards, and related collateral are included in receivable from brokers and dealers on the statement of financial condition.

Offsetting Financial Instruments
Financial assets and liabilities, as well as cash collateral received and posted, are offset by counterparty when there exists a legally enforceable right to set off the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting. As a result, the net exposure to each counterparty is reported as either an asset or liability on the statement of financial condition, where applicable.

Foreign Currency Translation
The functional currency of the Company is the U.S. dollar. The Company may hold assets and liabilities denominated in foreign currencies. The fair value of assets and liabilities is translated into U.S. dollars using spot currency rates on the date of valuation. Changes in foreign exchange rates on assets and liabilities are isolated from the fluctuations arising from changes in the fair value of assets and liabilities held.

Transfers of Financial Assets
In general, transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

assets. For transfers of financial assets that are not accounted for as sales, in which the transferor retains control of the financial assets, the financial assets remain on the statement of financial condition and the transfer is accounted for as a collateralized financing. Securities borrowed, securities purchased under agreements to resell ("reverse repurchase agreements"), securities loaned and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings (see Note 5).

Reverse repurchase and repurchase agreements are short-term in nature and are recorded at the amounts of cash paid or received, plus accrued interest, on the statement of financial condition. Reverse repurchase agreements and repurchase agreements with the same counterparty are reported on a net basis when there exists a legally enforceable right to set off the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

Securities borrowing and lending transactions require cash or other financial instruments as collateral to be deposited or taken in. Securities borrowed are recorded at the amount of cash collateral advanced plus accrued interest receivable, as required. Securities loaned are recorded at the amount of cash collateral received plus accrued interest payable, as required.

Exchange Memberships and Trading Rights

The Company's market making rights on various exchanges and trading rights which represent only the right to conduct business or act as a designated market maker on the exchange are accounted for as finite life intangible assets. These intangible assets are amortized over a five-year useful life using the straight-line method and are reviewed annually for impairment. As of December 31, 2017, the gross carrying amount of the intangible assets was $21,880. The related accumulated amortization was $7,293, resulting in a net carrying amount of $14,587, which is included in exchange memberships and trading rights on the statement of financial condition. In addition, the Company's exchange memberships, which include ownership interests in clearing corporations, are recorded at cost or, if an other-than-temporary impairment in value has occurred, at a value that reflects the Managers' estimate of the impairment. As of December 31, 2017, exchange memberships of $10,019 are included in exchange memberships and trading rights on the statement of financial condition. The disclosure of the fair market value of the exchange memberships and trading rights is based on recent sales, where available, or valuation reviews conducted by third parties. The Managers may review the price information received in determining the best estimate of fair value. During the year ended December 31, 2017, no impairment was recognized. The expected annual amortization expense of finite life intangible assets for 2018 to 2020 is $4,376 and for 2021 is $1,459.

Valuation of Financial Instruments

The Company measures and reports securities owned; securities sold, not yet purchased; and other derivative financial instruments ("Financial Instruments") at fair value, as determined by the Managers. Financial Instruments are generally characterized by the geographies/time zone(s) of trading. The fair value is based on

available information and represents the Managers' best estimate of fair value. The fair value determined may not necessarily reflect the amount which might ultimately be realized in an arm's length sale or liquidation of the Financial Instruments and such differences may be material. All Financial Instruments are valued at the close of business on each date of determination in the relevant time zone as determined by the Managers. Valuations are not changed subsequent to such closing time, irrespective of whether part or all of a group of Financial Instruments continue to trade after the close of business and prior to the next opening of business in such time zone, except that the Managers may value (or revalue as the case may be) any and all Financial Instruments based on pricing or other relevant information obtained after the close of business if the Managers believe that doing so is necessary to better reflect fair value and is consistent with the Company's governing documents.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants, at the measurement date. Where available, fair value is based on observable market prices or inputs or derived from such prices or inputs. Where observable market prices or inputs are not available, other valuation techniques are applied. These valuation techniques involve some level of estimation and judgment by the Managers, the degree of which is dependent on the price transparency for the Financial Instruments or market and the Financial Instruments' complexity.

The accounting guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement	
Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A Financial Instrument's level within the fair value hierarchy is based on the lowest level of any input, individually or in the aggregate, that is significant to the fair value measurement.

If the Managers determine that either the volume and/or level of activity for an asset or liability has significantly decreased (from normal conditions for that asset or liability) or price quotations or

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

observable inputs are not associated with orderly transactions, increased analysis and management judgment will be required to estimate fair value. Regardless of the valuation techniques and inputs used, the objective for the fair value measurement in those circumstances is unchanged from what it would be if markets were operating at normal activity levels and/or transactions were orderly; that is, to determine the current exit price.

Financial Instruments are valued by the Managers taking into consideration third party pricing sources to the extent possible. Third party pricing sources may include one or more exchanges, organized dealer markets, electronic trading facilities or brokers and dealers. For certain Financial Instruments, indications of fair value may be quoted by a limited number of market participants. The Managers may arbitrate the price information received in determining the best estimate of fair value for the Financial Instrument. Financial Instruments also may be valued on the basis of a spread or price differential, as quoted by dealers, to other instruments.

Financial Instruments which are traded on one or more exchanges, organized dealer markets or electronic trading facilities are generally valued at their closing price on the exchange upon which they are principally traded. Such Financial Instruments are generally classified within level 1 of the fair value hierarchy. Valuation adjustments may be applied to the quoted market prices to the extent that exchange-traded Financial Instruments are infrequently traded. Exchange-traded Financial Instruments adjusted from the observable exchange price are categorized within level 2 or level 3 of the fair value hierarchy based on the significance of unobservable inputs to the overall valuation.

The following describes the valuation techniques applied to the Company's major classes of assets and liabilities to measure fair value, including an indication of the level within the fair value hierarchy in which each asset and liability is generally classified. Where appropriate, the description includes details of the valuation models and the key inputs to those models.

EQUITY SECURITIES

Exchange-traded equity securities
Exchange-traded equity securities are valued using exchange quoted market prices and are generally categorized within level 1 of the fair value hierarchy.

Non-exchange-traded equity securities
The Company's non-exchange-traded equity securities typically represent securities that are traded in over-the-counter ("OTC") markets. These non-exchange-traded equity securities are generally valued using broker quotes or OTC market quotes and are classified within level 1 or level 2 of the fair value hierarchy.

CORPORATE DEBT SECURITIES

The fair value of corporate debt securities is estimated using recently executed transactions, market price quotations (where observable),

bond spreads or credit default swap spreads obtained from independent external parties such as vendors and brokers. When applicable, the spread data used in valuing the security is equivalent to the maturity of the respective security. Corporate debt securities are categorized within level 2 of the fair value hierarchy.

U.S. GOVERNMENT SECURITIES

U.S. government securities are valued using quoted market prices and are categorized within level 1 of the fair value hierarchy.

DERIVATIVE ASSETS AND DERIVATIVE LIABILITIES

Exchange-traded derivative financial instruments
Exchange-traded derivative financial instruments include options (including equity, foreign exchange, equity futures, commodity futures, bond futures, and Exchange Traded Funds ("ETFs")), as well as, warrants and futures contracts. Equity options and options on equity futures are generally valued using the average of national best bid offer prices as reported by various exchanges upon which those derivative financial instruments are traded. Options (including foreign exchange, commodity futures, bond futures, and ETFs), as well as warrants and futures contracts are generally valued at the closing exchange price. If traded in OTC markets, warrants are generally valued using vendor quotes or OTC market quotes. Exchange-traded derivative financial instruments are generally classified within level 1 of the fair value hierarchy.

OTC derivative financial instruments
Foreign exchange forwards generally trade in liquid markets and are valued using market-based inputs to models. Model inputs can generally be verified and model selection does not involve significant management judgment. Significant inputs include interest rates, foreign exchange rates and/or foreign exchange forward points. These instruments are categorized within level 2 of the fair value hierarchy.

Valuation Processes
Citadel LLC's Valuation Committee is responsible for establishing and maintaining the Company's valuation framework and providing oversight of the valuation function. The Valuation Committee approves the Company's valuation policies, oversees NTHFS's independent role in the valuation process and approves the use of third-party valuation services when necessary. The trading desks are responsible for valuing all of their Financial Instruments in accordance with the valuation policies established by the Valuation Committee. NTHFS performs a monthly detailed price verification process on substantially all Financial Instruments. As part of NTHFS's price verification processes, quotations are obtained from third parties (including, but not limited to, brokers or dealers, pricing services, and exchanges) and then compared to the valuation of Financial Instruments to ensure consistency and validity.

Each month, NTHFS produces a written summary of the results of its price verification process. The Valuation Committee meets monthly to

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

review the summary and determine if any adjustments are necessary. NTHFS and the Company perform daily net profit and loss reporting procedures with the intent to identify potential valuation issues on a timely basis.

Other Financial Instruments

The Managers estimate that the aggregate carrying value of other financial instruments (including receivables and payables) recognized on the statement of financial condition approximates fair value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

The financial assets and liabilities including securities purchased under agreements to resell, securities borrowed, receivable from clearing organizations, receivable from brokers and dealers, receivable for liquidity and order flow, interest receivable, other assets, dividends receivable, payable to brokers, dealers, clearing organizations, and custodians, securities sold under agreements to repurchase, payable for liquidity and order flow, payable to affiliates, securities loaned, exchange, clearance, and regulatory fees payable, interest payable, dividends payable, and other liabilities, are considered level 2. The financial asset of cash is considered level 1.

NOTE 3

New Accounting Pronouncement

In May 2014, the Financial Accounting Standards Board ("FASB") issued updated accounting guidance on the recognition and disclosure of revenue from customers arising from the transfer of goods and services and accounting for certain contract costs. In July 2015, the FASB voted to defer the effective date of the accounting update by one year, to annual reporting periods beginning after December 15, 2017 and early adoption is permitted. The Company adopted the updated guidance on January 1, 2018 on a modified retrospective basis. The Company's implementation efforts included the identification of revenue within the scope of the updated guidance and the evaluation of certain revenue contracts. As a result, the Company will change the presentation of certain exchange liquidity rebates from a gross presentation to a net presentation. The adoption does not have a material impact on the Company's financial condition or regulatory requirements.

NOTE 4

Income Taxes

The Company is disregarded for U.S. federal income tax purposes and is not subject to U.S. federal or state income tax directly; rather these are borne by CSUH's members or the partners of CSUH's members, where applicable.

In accordance with GAAP, the Managers have reviewed the Company's tax positions for all open tax years. For the year ended

December 31, 2017, the Managers determined that the Company was not required to establish a liability for uncertain tax positions.

NOTE 5

Collateralized Transactions

The Company enters into reverse repurchase agreements, repurchase agreements and securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations and to finance the Company's Financial Instruments. The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties. In the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), these agreements provide the Company the right to terminate such agreement, net the Company's rights and obligations under such agreement, buy-in undelivered securities and liquidate and set off collateral against any net obligation remaining by the counterparty.

During the year ended December 31, 2017, the Company had reverse repurchase and repurchase agreements with Citadel Securities Institutional LLC ("CSIN"), an affiliated broker and dealer (Note 8), and non-affiliates. As of December 31, 2017, the Company had no outstanding reverse repurchase or repurchase transactions with CSIN.

Securities borrowing and lending transactions are collateralized by pledging cash or securities, which typically include equity securities and are collateralized as a percentage of the fair value of the securities borrowed or loaned. Reverse repurchase and repurchase agreements are collateralized primarily by receiving or pledging securities, respectively. Typically, the Company has rights of rehypothecation with respect to the securities collateral received under reverse repurchase agreements and the underlying securities received under securities borrowed transactions. As of December 31, 2017, substantially all securities received under securities borrowed transactions have been delivered or repledged in connection with short sales.

The counterparty generally has rights of rehypothecation with respect to securities collateral pledged by the Company for securities borrowed by the Company. The counterparty generally has rights of rehypothecation with respect to the securities collateral received from the Company under repurchase agreements and the securities loaned from the Company to these counterparties. Also, the Company typically has rights of rehypothecation related to securities collateral received from counterparties for securities loaned to those counterparties.

The Company monitors the fair value of underlying securities in comparison to the related receivable or payable and as necessary, transfers or requests additional collateral as provided under the applicable agreement to ensure transactions are adequately collateralized.

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

As part of these transactions, as of December 31, 2017, the fair value of securities borrowed by the Company was $2,800,403 for which cash of $2,182,098 was pledged as collateral and securities with a fair value of $715,341 were pledged as collateral. The fair value of securities loaned was $55,055, for which cash of $56,973 was received as collateral. The fair value of these securities includes accrued coupon interest. Included in securities borrowed and securities loaned on the statement of financial condition is $2,145 of financing interest receivable and $1,608 of financing interest payable, respectively.

The Company is a netting member of the Government Securities Division of Fixed Income Clearing Corporation ("FICC"), an industry clearing house for reverse repurchase and repurchase transactions. After every trade cleared through FICC, FICC interposes itself between the Company and the original counterparty to the transaction, thereby becoming the Company's counterparty.

As of December 31, 2017, as a result of entering into reverse repurchase agreements, the Company obtained collateral with a fair value of $15,348,398. Also as of December 31, 2017, the Company had repurchase agreements with collateral posted having a fair value of $16,276,463. The fair value of the collateral obtained and posted includes accrued coupon interest. The Company also pledged net cash collateral of $12,426 and received net cash and securities collateral of $230 and $2,423, respectively. The sale and purchase obligations under reverse repurchase agreements and repurchase agreements are collateralized by equity securities, corporate debt securities and/or U.S. government securities, to the extent offsetting agreements with the same counterparty have not otherwise reduced the Company's or counterparties' gross exposure.

Offsetting of Certain Collateralized Transactions

The following table presents information about the offsetting of these instruments as of December 31, 2017. Refer to Note 11 for information relating to offsetting of derivatives

ASSETS AS OF DECEMBER 31, 2017

| | Gross Amounts[1] | Amounts Offset in the Statement of Financial Condition[2][3] | Net Amounts Presented in the Statement of Financial Condition[1] | Amounts Not Offset in the Statement of Financial Condition | | Net Exposure |
				Counterparty Netting[2]	Financial Instruments, at Fair Value[2][5]	
Assets						
Securities purchased under agreements to resell[7]	$ 15,347,471	$ (11,739,803)	$ 3,607,668	$ (1,257,045)	$ (2,342,377)	$ 8,246
Securities borrowed[4]	2,184,243	—	2,184,243	(43,036)	(2,064,544)	76,663

LIABILITIES AS OF DECEMBER 31, 2017

| | Gross Amounts[1] | Amounts Offset in the Statement of Financial Condition[2][3] | Net Amounts Presented in the Statement of Financial Condition[1] | Amounts Not Offset in the Statement of Financial Condition | | Net Exposure |
				Counterparty Netting[2]	Financial Instruments, at Fair Value[2][5]	
Liabilities						
Securities sold under agreements to repurchase[6][7]	$ 16,118,660	$ (11,739,803)	$ 4,378,857	$ (1,257,045)	$ (3,121,062)	$ 750
Securities loaned[4]	58,581	—	58,581	(43,036)	(15,067)	478

[1] Amounts include all instruments, irrespective of whether there is a legally enforceable master netting agreement or similar arrangement in place. The gross and net amounts in this table include financing interest receivables and payables related to these transactions.

[2] Amounts relate to master netting agreements or similar arrangements which have been determined by the Company to be legally enforceable in the event of default.

[3] Amounts are reported on a net basis in the statement of financial condition when subject to a legally enforceable master netting agreement or similar arrangement and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

[4] Financial instruments not offset in the statement of financial condition represent the fair value of securities borrowed or loaned in addition to accrued coupon interest. Note that the fair value of securities borrowed or loaned in the table only includes securities for which cash collateral was pledged or received, respectively.

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

[5] Note that the fair value of the financial instruments not offset in the statement of financial condition is limited to the net amount by counterparty reported on the statement of financial condition.

[6] Securities sold or otherwise pledged as collateral for repurchase agreements include securities owned, at fair value, recorded on the statement of financial condition.

[7] Note that the fair value of financial instruments not offset in the statement of financial condition includes securities purchased or sold under the agreements, accrued coupon interest and cash collateral, where applicable.

Collateralized Transactions-Maturities and Collateral Pledged

The following table presents gross obligations for repurchase agreements and securities lending transactions by remaining contractual maturity and class of collateral pledged.

REMAINING CONTRACTUAL MATURITY AS OF DECEMBER 31, 2017

	Overnight and Open	2-30 days	31-90 days	91-365 days	Total
Securities sold under agreements to repurchase[1]					
U.S. government securities	$ 2,624,984	$ 9,660,974	$ 1,817,955	$ —	$ 14,103,913
Equity securities	194,000	50,000	1,395,000	369,880	2,008,880
Corporate debt securities	—	—	—	120	120
Total	$ 2,818,984	$ 9,710,974	$ 3,212,955	$ 370,000	16,112,913
Financing interest payable					5,747
Gross amount presented in the offsetting table above					$ 16,118,660
Securities loaned[1]					
Equity securities	$ 56,821	$ —	$ —	$ —	$ 56,821
Corporate debt securities	152	—	—	—	152
Total	$ 56,973	$ —	$ —	$ —	56,973
Financing interest payable					1,608
Gross amount presented in the offsetting table above					$ 58,581

[1] Amounts presented on a gross basis, prior to netting.

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

NOTE 6

Fair Value Disclosures

The following fair value hierarchy tables present information about the Company's assets and liabilities measured at fair value on a recurring basis based upon the lowest level of significant input to the valuations (see Note 2 for the Company's policies regarding the hierarchy):

ASSETS AT FAIR VALUE AS OF DECEMBER 31, 2017

	Level 1	Level 2	Netting and Collateral	Total
Investment assets				
Equity securities[1]	$ 15,137,997	$ 1,206	$ —	$ 15,139,203
U.S. government securities[1]	5,210,052	—	—	5,210,052
Corporate debt securities[1]	—	1,439	—	1,439
Total investment assets	20,348,049	2,645	—	20,350,694
Derivative assets				
Options[1]	5,334,771	2,794	—	5,337,565
Futures[2]	13,957	—	—	13,957
Warrants[1]	658	1	—	659
Forwards[2]	—	7	—	7
Gross derivative assets	5,349,386	2,802	—	5,352,188
Netting[3]	(13,957)	(7)	128,873	114,909
Total derivative assets	5,335,429	2,795	128,873	5,467,097
Total	$ 25,683,478	$ 5,440	$ 128,873	$ 25,817,791

LIABILITIES AT FAIR VALUE AS OF DECEMBER 31, 2017

	Level 1	Level 2	Netting and Collateral	Total
Investment liabilities				
Equity securities[1]	$ 7,449,400	$ 4,721	$ —	$ 7,454,121
U.S. government securities[1]	4,327,223	—	—	4,327,223
Corporate debt securities[1]	—	1,226	—	1,226
Total investment liabilities	11,776,623	5,947	—	11,782,570
Derivative liabilities				
Options[1]	5,461,184	2,146	—	5,463,330
Futures[2]	28,879	—	—	28,879
Warrants[1]	19	—	—	19
Forwards[2]	—	13	—	13
Gross derivative liabilities	5,490,082	2,159	—	5,492,241
Netting[3]	(13,957)	(7)	(14,928)	(28,892)
Total derivative liabilities	5,476,125	2,152	(14,928)	5,463,349
Total	$ 17,252,748	$ 8,099	$ (14,928)	$ 17,245,919

[1] Amounts are included in securities owned or securities sold, not yet purchased, as applicable, on the statement of financial condition.

[2] Included in receivable from brokers and dealers as discussed in Note 9.

[3] For positions with the same counterparty that cross over the levels of the fair value hierarchy, both counterparty netting and cash collateral netting are included in the column titled "Netting and Collateral." For contracts with the same counterparty, counterparty netting among positions classified within the same level is included within that level. For further information on derivative financial instruments and hedging activities, see Note 11.

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

There were no level 3 assets or liabilities measured at fair value on recurring basis as of December 31, 2017.

NOTE 7

Subordinated Loan Agreements

Effective October 16, 2017, the Company entered into two subordinated loan agreements with CSUH. As approved by FINRA, the loan proceeds received by the Company in the amounts of $150,000 and $100,000 qualify as capital for purposes of computing the Company's regulatory net capital per Note 12. The terms and conditions of both the subordinated loan agreements specify quarterly interest payments at the rate of three-month LIBOR plus 5% per annum and maturity dates of October 16, 2018. The outstanding principal and interest payable amounts as of December 31, 2017 are $250,000 and $3,268, respectively, and are included in subordinated loans and accrued interest on the statement of financial condition.

Effective October 16, 2017, the Company also entered into a subordinated loan agreement with Barclays Bank PLC, which is guaranteed by CSUH. As approved by FINRA, the loan proceeds of $100,000 received by the Company qualify as capital for purposes of computing the Company's regulatory net capital per Note 12. The terms and conditions of the subordinated loan agreement specify quarterly interest payments at the rate of three-month LIBOR plus 5% per annum and a maturity date of October 16, 2018. The outstanding principal and interest payable amounts as of December 31, 2017 are $100,000 and $1,307, respectively, and are included in subordinated loans and accrued interest on the statement of financial condition.

The Managers estimate that the carrying value of the subordinated loan agreements approximates their fair value.

NOTE 8

Transactions with Related Parties

Expenses

Pursuant to an administrative services agreement, the Company reimburses Citadel LLC and its affiliates for direct and allocable administrative, general and operating expenses, including employee compensation and benefits, paid by Citadel LLC and its affiliates, on behalf of the Company. As of December 31, 2017, the Company had a payable to Citadel LLC and its affiliates of $66,501, which is included in payable to affiliates on the statement of financial condition. As of December 31, 2017, the Company has paid compensation to Citadel LLC of $12,222, which has not yet been expensed and such amount is included in other assets on the statement of financial condition.

Pursuant to a services agreement, Citadel Securities Australia Pty Ltd ("CSAU"), an affiliate, provides the Company certain technology services. The Company incurs expenses from CSAU providing these services. As of December 31, 2017, the Company had a payable to

CSAU of $1,886, which is included in payable to affiliates on the statement of financial condition.

Pursuant to a services agreement, Citadel Securities Europe Limited ("CS-UK"), an affiliate, provides the Company with relationship management and marketing services. The Company paid CS-UK fees equal to the total costs incurred by CS-UK in providing these services plus an arm's length mark-up. The amount payable to CS-UK at December 31, 2017 was $170 and is included in payable to affiliates on the statement of financial condition.

Effective July 28, 2017, pursuant to a portfolio management agreement (the "PMA"), the Company paid CS-HK fees calculated on a cost plus 10% basis where the costs are determined by CS-HK. The fees were paid in consideration for CS-HK providing the agreed services under the PMA which include provision of risk monitoring activities. The amount payable to CS-HK at December 31, 2017 was $53 and is included in payable to affiliates on the statement of financial condition.

Executing and Settlement Activities

CSIN provides execution services to the Company under a cost plus agreement. As of December 31, 2017, the Company had a receivable from CSIN of $973 and payable to CSIN of $1,081, which are included in other assets and payable to affiliates, respectively, on the statement of financial condition.

Miscellaneous Related Party Transactions

The Company participates in a variety of operating and administrative transactions with related parties and affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties and such differences could be material.

NOTE 9

Receivable from and Payable to Brokers, Dealers, Clearing Organizations, and Custodians

Amounts receivable from brokers, dealers, and clearing organizations at December 31, 2017, consist of the following:

Securities failed to deliver	$	89,543
Receivables from brokers and dealers		199,404
Receivable from brokers and dealers	**$**	**288,947**
Securities failed to deliver	$	162,926
Receivables from clearing organizations		160,545
Receivable from clearing organizations	**$**	**323,471**

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

Amounts payable to brokers, dealers, clearing organizations, and custodians at December 31, 2017, consist of the following:

Securities failed to receive	$ 143,580
Securities failed to receive from CSIN	6,746
Payables to brokers and dealers	7,006,434
Payables to clearing organizations	156,482
Payables to custodians for unsettled trades	2,130,163
Payable to brokers, dealers, clearing organizations, and custodians	**$ 9,443,405**

The Company clears certain of its proprietary transactions through clearing brokers. The net receivables/payables from/to brokers, dealers, clearing organizations, and custodians related to the aforementioned transactions contain cash margin balances and are collateralized by securities owned by the Company. The clearing brokers' internal and regulatory collateral requirements on open short positions and securities purchased on margin require that cash and/or securities be maintained in the Company's accounts to satisfy such requirements.

Additionally, at December 31, 2017, the Company has pledged collateral in the form of securities, which includes securities collateral received under reverse repurchase agreements, with a fair value of $8,768 to fulfill the Company's clearing fund and margin obligations at clearing organizations.

NOTE 10

Risk Management

The Company is subject to various risks, including, but not limited to, market risk, off-balance sheet risk, credit risk, currency risk, and liquidity and leverage risk. The Managers attempt to monitor and manage these risks on an ongoing basis. While the Managers generally seek to hedge certain portfolio risks, the Managers are not required to and may not attempt to hedge all market or other risks in the portfolio, and they may decide to only partially hedge certain risks.

Market Risk
Market risk is the potential for changes in the value of Financial Instruments. Categories of market risk include, but are not limited to, exposures to equity prices, interest rates, commodity prices, credit prices, and currency prices.

Market risk is directly impacted by the volatility and liquidity of the markets in which the underlying financial instruments are traded. The Managers attempt to manage market risk in various ways, including through diversifying exposures, placing limitations on position sizes and hedging in related securities or derivative financial instruments. The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices, volatilities and correlations between Financial Instruments and the instruments used to hedge such Financial Instruments.

The Company sells various financial instruments which it does not yet own or which are consummated by the delivery of borrowed financial instruments ("short sales"). The Company is exposed to market risk for short sales. If the fair value of a financial instrument sold short increases, the Company's obligation to deliver this instrument, reflected as a liability on the statement of financial condition, is correspondingly increased. A short sale involves the risk of an unlimited increase in the market price of the particular investment sold short, which could result in an inability to cover the short position and unlimited loss. There can be no assurance that securities necessary to cover a short position will be available for purchase. To attempt to manage this market risk, the Company may hold Financial Instruments which can be used to hedge or settle these obligations and monitors its market exposure daily, adjusting Financial Instruments as deemed necessary. Also, the Company's ability to conduct short sales on certain specified securities could be restricted due to rules enacted by regulatory pronouncements and legislation, thus impacting the Managers' ability to execute their investment strategies on behalf of the Company. Possible impacts include a reduced inventory of shares available for borrowing and increased transaction costs relating to short selling.

Off-Balance Sheet Risk
The Company enters into investment transactions which may represent off-balance sheet risk. Off-balance sheet risk exists when the maximum potential loss on a particular investment is greater than the value of such investment, as reflected on the statement of financial condition. Off-balance sheet risk generally arises from the use of derivative financial instruments or short sales.

Credit Risk
Credit risk is the risk of losses due to the failure of a counterparty to perform according to the terms of a contract. Since the Company does not clear all of its own securities transactions, it has established accounts with other financial institutions for this purpose. This can, and often does, result in a concentration of credit risk with one or more of these institutions. Such risk, however, is partially mitigated by the obligation of certain of these financial institutions to comply with rules and regulations governing financial institutions in countries where they conduct their business activities. These rules and regulations generally require maintenance of minimum net capital and may also require segregation of customers' funds and financial instruments from the holdings of the financial institutions themselves. The Company actively reviews and attempts to manage exposures to various financial institutions in an attempt to mitigate these risks. The Company also attempts to minimize this credit risk by carrying minimal excess collateral above any specific collateral requirement determined in accordance with the contractual terms between the Company and a relevant financial institution.

The Company is exposed to credit risk in its role as a trading counterparty to dealers and broker and dealer clients, as a holder of securities and as a member of exchanges and clearing organizations. The Company's client activities involve the execution of various transactions. Client activities are transacted on a delivery versus payment or cash basis. The Company's credit exposure to

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

broker and dealer clients is mitigated by the use of industry-standard delivery versus payment through depositories and clearing banks.

The credit risk of exchange-traded derivatives, such as exchange-traded futures and exchange-traded options, is reduced by the rules or regulatory requirements applicable to the individual exchanges, clearinghouses and clearing members through which these instruments are traded and cleared. One such applicable regulatory requirement is that these derivatives are margined on a daily basis, which reduces the credit risk related to such derivatives.

The Company seeks to reduce its exposure to credit risk associated with counterparty non-performance in its clearing and financing activities by entering into master netting agreements and collateral arrangements with counterparties. These master agreements provide the Company with the right on a daily basis to demand collateral, as well as, in the event of counterparty default, the right to liquidate collateral and offset receivables and payables covered under the same master agreement. The Managers monitor collateral fair value on a daily basis relative to the Company's counterparties' exposure, and when necessary, attempt to recall any material excess collateral balances. Additionally, the Company also seeks to manage credit risk by, among other factors, monitoring exposures to and reviewing creditworthiness of its counterparties and rebalancing trading and financing sources as deemed appropriate.

The Company clears and finances a substantial portion of its activities through a Bank of America Merrill Lynch subsidiary ("BAML"), which also maintains the Company's positions. These positions are recorded at fair value under securities owned on the statement of financial condition. This results in a concentration of operational and credit risks with BAML. Such risk, however, is partially mitigated by the obligation of BAML to comply with rules and regulations governing broker/dealers, including the requirement to maintain a minimum amount of net capital and may also require segregation of customers' funds and financial instruments from the holdings of the financial institutions themselves. The Company also actively reviews and monitors exposures to various financial institutions in an attempt to mitigate these risks.

The cash and security account balances held at various global financial institutions, which typically exceed government sponsored insurance coverages, also subject the Company to a concentration of credit risk. The Managers attempt, where possible, to mitigate the credit risk that exists with these account balances by, among other factors, maintaining these account balances pursuant to segregated custodial arrangements.

The Company invests in convertible bonds, corporate bonds, and other credit sensitive securities, from time to time. Until such investments are sold or are paid in full at maturity, the Company is exposed to credit risk relating to whether the issuer will meet its obligations when the securities come due.

Currency Risk

The Company may invest directly in non-U.S. currencies, securities that are denominated in, and that receive revenues in, non-U.S. currencies, or in derivatives that provide exposure to non-U.S. currencies, and as such is subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged. Currency rates may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by government entities, central banks or supranational entities, or by the imposition of currency controls or other geopolitical developments.

Liquidity and Leverage Risk

The Company generally invests on a leveraged basis, both through its financing and loan arrangements, and through the degree of leverage typically embedded in the derivative financial instruments in which it invests. The use of leverage can dramatically magnify both gains and losses, increasing the possibility of the member's total loss of its investment in the Company. Leverage through margin borrowings generally requires collateral to be posted with prime brokers, custodians and counterparties. Market value movements could result in a prime broker, custodian or counterparty, under their respective agreements with the Company, having the right to reduce the value of such collateral or to require the posting of additional collateral, potentially resulting in the issuance of a margin call. This could also result in the Company having to otherwise sell assets at a time when the Company would not otherwise choose to do so. The Company seeks to mitigate this risk by utilizing term financing arrangements as well as negotiating trading and financing agreements that include objective valuation methodologies and dispute rights for valuation differences between the Company and its prime brokers, custodians and counterparties.

The Managers target to maintain a substantial pool of excess liquidity at the Company for various planned and contingent needs including, among others, mark-to-market losses on investments, changes in margin requirements as term financing facilities mature, increases in initial margin requirements by clearinghouses, and member's capital activity.

Other Risks

Due to investments in specific industries or investments in non-U.S. issuers located in a specific country or region, the Company may be subject to elements of risk not typically associated with investments in the U.S. Such concentrations may subject the Company to additional risks resulting from future political or economic conditions in such country or region and the possible imposition of adverse governmental laws or currency exchange restrictions affecting such country or region, which could cause the securities and their markets to be less liquid and prices more volatile than those of comparable U.S. companies.

Legal, tax, and regulatory changes could occur during the term of the Company that may adversely affect the Company. In addition, securities and futures markets are subject to comprehensive statutes, regulations and margin requirements. Regulators and self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies. The effect of any future regulatory change on the Company could be substantial and adverse.

Certain of the Company's trading and financing agreements contain trigger provisions linked to the Company's failure to maintain the

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

member's capital as of a month-end reporting date in excess of a specified floor or percentage of the member's capital as of a previous month-end reporting date. If the Company were to fail to maintain such member's capital as of such date and the counterparty were to exercise such rights under such provisions, remedies may include the ability to terminate and net settle transactions, accelerate repayment of outstanding debit balances, and/or increase margin levels. As of December 31, 2017, the Company was in compliance with these trigger provisions. The Managers attempt to manage the risks associated with these provisions as part of their overall risk management process.

Commitments

The Company enters into forward starting repurchase and reverse repurchase agreements that settle at a future date. At December 31, 2017, the Company had commitments relating to its unsettled forward starting repurchase and reverse repurchase agreements of $86,996 and $10,069, respectively. At December 31, 2017, these forward starting repurchase and reverse repurchase agreements each had a settlement date of January 2, 2018.

Contingencies

In the normal course of business, the Company enters into contracts that contain provisions related to general indemnifications. The Company's maximum exposure under these arrangements is unknown, as any such exposure involves possible future claims that may be, but have not yet been, made against the Company, based on events which have not yet occurred. However, based on experience, the Managers believe the risk of loss from these arrangements to be remote.

The Company provides guarantees to securities clearinghouses. Under the standard securities clearinghouse membership agreement, members are required to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet the resulting shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the Managers believe the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these arrangements.

The Company may be involved, in the normal course of business, in legal, regulatory and arbitration proceedings and/or inquiries concerning matters arising in connection with the conduct of its operations. The Company believes resolution of any such matters would not have a material adverse effect on the financial condition of the Company, although the resolution could be material to the Company's operating results for a particular period or periods. Given the inherent difficulty of predicting the outcome of the Company's litigation and regulatory matters, particularly in cases or proceedings in which substantial or indeterminate damages or fines are sought, the Company cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may be incurred.

NOTE 11

Derivative Financial Instruments

Derivatives are instruments that derive their value from underlying asset prices, indices, reference rates, and other inputs, or a combination of these factors and generally represent commitments to exchange cash flows, or to purchase or sell other financial instruments at specified future dates. Derivatives may be traded on an exchange ("Exchange-traded") or they may be privately negotiated contracts, which are usually referred to as "OTC derivatives". OTC derivatives can be cleared and settled through central clearing counterparties, while others, such as bilateral contracts between two counterparties ("Bilateral OTC"), will maintain the direct contractual relationship between executing counterparties.

The Company may enter into derivative financial instruments in the normal course of its market making business, to manage various underlying exposures for risk management purposes, or for proprietary risk taking. Examples of the use of derivative financial instruments for risk management purposes include, but are not limited to, the following: interest rate derivatives to manage potential exposures to interest rate fluctuations and equity derivatives to manage potential price fluctuations related to individual equities, equity options, equity baskets and indices. The Company's derivative financial instrument risks should not be viewed in isolation, but rather the Managers believe they should be considered on an aggregate basis along with the Company's other market making activities.

At any point in time, subject to applicable bankruptcy or similar laws affecting creditors' rights, generally the Company's credit exposure to a derivative financial instrument counterparty under a master netting agreement is limited to any net unrealized gain of the Company on derivative financial instruments plus any collateral transferred to such counterparty by the Company pursuant to related credit support agreements, less any net unrealized loss of the Company on derivative financial instruments plus any collateral transferred to the Company by such counterparty pursuant to related credit support agreements. When the Company has executed master netting agreements permitting the legal right of offset of such exposures between the Company and such counterparty, these amounts are recorded on the statement of financial condition of the Company on a net basis by counterparty. Typically, the Company or the counterparty has rights of rehypothecation with respect to collateral pledged or received under such derivative master netting agreements. Initial margin pledged by or to the Company under derivative master netting agreements, but held at a third-party custodian, is not subject to rehypothecation by the counterparty or the Company.

Options are contracts in which the option purchaser has the right, but not the obligation, to purchase from or sell to the option writer financial instruments within a defined time period for a specified price. Options written by the Company create off-balance sheet risk, as the Company's contingent obligation to satisfy the purchase or sale of securities underlying such options may exceed the amount recognized on the statement of financial condition.

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

Futures and forwards are contracts that commit counterparties to purchase or sell financial instruments, commodities, or currencies for an agreed-upon price on an agreed future date. These instruments can involve market risk and/or credit risk in excess of the amount recognized on the statement of financial condition.

The following table sets forth the fair value and the quarterly average notional amount of the Company's derivative contracts by underlying risk exposure as of and for the year ended December 31, 2017, respectively. The quarterly average notional amount provides an indication of the volume of the Company's derivative activity. The table also presents information about the offsetting of derivative instruments and related collateral amounts (see information related to offsetting of certain collateralized transactions in Note 5). Gross derivative contracts in the table below exclude the effect of netting and do not necessarily represent the Company's actual exposure which may ultimately be reduced by master netting agreements. Net derivative contracts represent the fair value of derivative assets and liabilities after the netting of cash collateral and positions by counterparty, when the legal right of offset exists and when certain other criteria are met in accordance with applicable accounting guidance on offsetting. Net derivative contracts agree to the total derivative assets and total derivative liabilities included in the fair value hierarchy tables in Note 6:

FAIR VALUE AS OF DECEMBER 31, 2017 AND THE QUARTERLY AVERAGE NOTIONAL FOR THE YEAR ENDED DECEMBER 31, 2017

	Derivative Assets		Derivative Liabilities	
	Fair Value	Notional	Fair Value	Notional
Gross derivative contracts				
Exchange-traded				
Equity contracts	$ 5,342,308	$ 133,086,685	$ 5,476,481	$ 137,143,199
Commodity contracts	7,868	798,323	11,953	872,976
Interest rate contracts	1,642	1,766,936	3,498	1,318,942
Foreign exchange contracts	363	42,776	296	68,419
Total Exchange-traded	5,352,181	135,694,720	5,492,228	139,403,536
Bilateral OTC				
Foreign exchange contracts	7	9,438	13	6,738
Total gross derivative contracts[1]	$ 5,352,188	$ 135,704,158	5,492,241	$ 139,410,274
Amounts that have been offset in the Statement of Financial Condition[2][3]				
Exchange-traded				
Receivables/payables for unsettled transactions	41		—	
Cash collateral	140,290		—	
Counterparty netting	(28,879)		(28,879)	
Total Exchange-traded	111,452		(28,879)	
Bilateral OTC				
Receivables/payables for unsettled transactions	790		—	
Cash collateral	2,680		—	
Counterparty netting	(13)		(13)	
Total Bilateral OTC	3,457		(13)	
Total Exchange-traded	5,463,633		5,463,349	
Total Bilateral OTC	3,464		—	
Net derivative contracts	5,467,097		5,463,349	
Amounts that have not been offset in the statement of financial condition[2]	(44,526)		(44,526)	
Net exposure	$ 5,422,571		$ 5,418,823	

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

[1] Amounts include all derivative instruments, irrespective of whether there is a legally enforceable master netting agreement or similar arrangement in place.

[2] Amounts relate to master netting agreements and collateral arrangements which have been determined by the Company to be legally enforceable in the event of default.

[3] Amounts are reported on a net basis in the statement of financial condition when subject to a legally enforceable master netting agreement or similar arrangement and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

The Company has concentration risk with respect to its derivative financial instruments. At December 31, 2017, BAML serves as clearing and prime broker for 99.70% of the Company's net derivative assets. See Note 10 for a discussion of credit risk and risk management.

The Company attempts to manage the risks associated with its derivative financial instruments along with its speculative investing activities in cash instruments as part of its overall risk management process (discussed in Note 10).

NOTE 12

Regulatory Requirements

The Company is a registered broker and dealer subject to Rule 15c3-1 of the SEC, which specifies uniform minimum net capital requirements for its registrants. The Company has elected to use the alternative method as permitted by Rule 15c3-1. At December 31, 2017, net capital was $432,475, which was in excess of the Company's required net capital by $431,475. In addition, the Company is subject to minimum capital requirements of exchanges and clearing corporations in which it is a member, which may exceed the minimum net capital requirements of the SEC.

At December 31, 2017, the Company does not carry securities accounts for customers, perform custodial functions related to customer securities, or effectuate any transactions with customers.

NOTE 13

Subsequent Events

The Company has performed an evaluation of subsequent events through February 19, 2018, which is the date the financial statements were available to be issued.

Subsequent to December 31, 2017, the Company had withdrawals of $40,000.

On January 1, 2018, Citadel LLC changed its name to Citadel Enterprise Americas LLC ("CEAMER").

Effective January 1, 2018, CEAMER and Citadel Securities Americas LLC ("CSAMER"), also an affiliate, will provide certain administrative and investment-related services to the Company. The Company will reimburse CEAMER, CSAMER and their affiliates for direct and allocable administrative, general and operating expenses, including compensation and benefits, paid by these entities on behalf of the Company.